EXHIBIT 99.3
CONSOLIDATED CAPITALIZATION OF BANK OF MONTREAL
     The following table sets forth the consolidated capitalization of the Bank at October 31, 2010.

As at
October 31, 2010
(in millions of
Canadian dollars)
Non-Controlling Interest in Subsidiaries(1)
BMO BOaTS — Series D(2)	$606
BMO BOaTS — Series E(2)	454
Non-Controlling Interest in Other Subsidiaries	278

Total Non-Controlling Interest in Subsidiaries.	1,338

Subordinated Debt	3,776

Capital Trust Securities(1)
BMO BOaTS — Series B	400
BMO BOaTS — Series C	400

Total Capital Trust Securities	800

Shareholders’ Equity
Preferred Shares(3)	2,571
Common Shares	6,927
Contributed Surplus	92
Retained Earnings	12,848
Accumulated Other Comprehensive Loss	(558)

Total Shareholders’ Equity	21,880

Total Capitalization	$27,794

Notes:

(1)	For more information on the classification of Capital Trust Securities, please refer to Note 18 of the audited consolidated financial statements of Bank of Montreal for the year ended October 31, 2010.

(2)	Amounts shown for BMO BOaTS — Series D — and BMO BOaTS — Series E are net of external issuance costs of $5 million and $3 million, respectively, and include distribution liability of $11 million and $7 million, respectively.

(3)	Preferred Shares classified under Shareholders’ Equity consist of Class B Preferred Shares Series 5, 10, 13, 14, 15, 16, 18, 21 and 23. For more information on the classification of Preferred Shares, please refer to Note 20 of the audited consolidated financial statements of Bank of Montreal for the year ended October 31, 2010.